Exhibit 77c

A Special Meeting of the Shareholders of the Money Market Portfolio was held on March 14, 2006. The purpose of the Special Meeting was to ask shareholders to consider the approval of an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of the Money Market Portfolio by Blackrock Money Market Portfolio, a series of Metropolitan Series Fund, Inc., in exchange for shares of Blackrock Money Market Portfolio and the assumption by Blackrock Money Market Portfolio of the liabilities of Money Market Portfolio. The shareholders of the Money Market Portfolio approved the proposal and the results of the votes are as set forth below.

For	320,243,369.899
Against	5,003,709.814
Abstain	8,738,950.647
Broker Non-votes	0.000
TOTAL	333,986,030.360